October 23, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Melissa Raminpour, Branch Chief

Re:	Sino Agro Food, Inc.

Form 10-K for the Year Ended December 31, 2016 Filed March 16, 2017

Form 10-K/A for the Year Ended December 31, 2016

Filed August 24, 2017 and September 20, 2017

File No. 0-54191

Dear Ms. Raminpour:

Sino Agro Food, Inc. (the “Company”) hereby submits its response to certain matters raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 4, 2017 (the “Comment Letter”) relating to the Annual Report on Form 10-K (the “Form 10-K”) and Amendment No. 2 thereto, each as referenced above.

The Company is hereby filing Amendment No. 3 (the “Amended Form 10-K”) to the Form 10-K. In addition, the Company is submitting this response to the Comment Letter with the Amended Form 10-K.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K/A for the Year Ended December 31, 2016

Explanatory Note

Comment No. 1. Please remove the disclosure indicating that “Other than the foregoing, this Amended Annual Report speaks as of the original date of the Prior Filing, does not reflect events that may have occurred subsequent to the date of the Prior Filing and does not modify or update in any way disclosures made in the Prior Filing.”

Response No. 1. The referenced disclosure has been removed.

Item 9A. Controls and Procedures, page 85

Comment No . 2. We note your response to prior comment 1, and refer you to paragraphs 62 to 70 of PCAOB Auditing Standard No. 5. In particular, please refer to the second indicator in paragraph 69, which indicates a restatement of previously issued financial statements to reflect the correction of a material misstatement is a material weakness. Considering your response along with the errors and material restatements previously referenced in our prior comment, it does not appear that your disclosure controls and procedures and internal control over financial reporting (ICFR) were effective as of December 31, 2016 and that there has been no change in your ICFR that occurred during your first quarter of 2017 to remediate any internal control deficiencies related to these errors. Please amend your Form 10-K for the year ended December 31, 2016 and Forms 10-Q for the periods ended March 31, 2017 and June 30, 2017 accordingly, since the changes you mentioned to remediate deficiencies are still currently in process of being implemented.

Response No. 2. Regarding the Commission’s request to assiduously reflect on PCAOB Auditing Standard No. 5, in particular, the second indicator in paragraph 69, which indicates a restatement of previously issued financial statements to reflect the correction of a material misstatement as a material weakness: “Indicators of material weaknesses in internal control over financial reporting include - restatement of previously issued financial statements to reflect the correction of a material misstatement,” the Company has incorporated this standard as an indicator (not as a determinant) in conjunction with its having conducted a magnitude assessment in determining whether a material weakness in the Company’s control activities existed after it was discovered that a deficiency in ICFR had occurred during the third quarter fiscal year 2016.

Based on our assessment, we identified that a deficiency in our internal control over financial reporting existed when determining whether the Company had designed and maintained controls that were effective at ensuring that the appropriate accounting treatment was applied to “timely disclosure” on matters related to Discontinued Operations.

The magnitude assessment conducted in determining whether the restatement of the previously issued financial statements was the result of a deficiency, a significant deficiency, or a material weakness was based on standards derived from “Internal Control Audit and Compliance: Documentation and Testing Under the New COSO Framework,” compiled by Lynford Graham (Wiley Publishers), as summarized in the following schematic:

The Company, in consultation with its independent registered public accounting firm, has determined that it meets the condition set forth under Box 3 above, and that its reporting practices on both interim and annual financial statements had not exhibited significant deficiencies in this area prior to the third quarter 2016 financial report that resulted in (i) an overstatement of Plant and equipment, net of depreciation by $8,381,108, and an understatement of Non-current assets held for sale by $8,381,108 in the Consolidated Balance Sheets (ii) reclassified Net income from continuing operations attributable to Sino Agro Food, Inc. and subsidiaries of $2,767,775 for the three months ended December 2015 as Net income from discontinued operations attributable to Sino Agro Food, Inc. and subsidiaries and Net income from continuing operations attributable to Sino Agro Food, Inc. and subsidiaries of $11,467,257 for the nine months ended September 2016 in the Consolidated Statements of Income , and (iii) splitting off Net income for the period into Net income from continuing operations of $55,399,987 and Net income from discontinued operations of $12,288,230 in the Consolidated Statements of Cash Flows appearing in the 10-Q for the period ended September 30, 2016. This misstatement was corrected in our 10-Q/A for such period filed on March 16, 2017.

Although we are undertaking steps to address this deficiency, its existence is an indication that a misstatement of our financial statements may not be totally preventable or detectable in the current or any future period. In addition, we may in the future identify further deficiencies in our internal control over financial reporting that we have not discovered to date. The identified deficiency is in the process of being remediated, as follows:

Because of the deficiency in ICFR occurring during the third quarter of fiscal year 2016, the Company’s management is in the process of implementing changes to its ICFR to improve the control environment, specifically regarding “timely disclosure” on matters related to Discontinued Operations. The changes to the control environment include, but are not limited to, the following:

•	For future disposition of assets and/or discontinued operations, the Company will retain third-party specialists to augment internal resources utilized for due diligence and analysis of the technical accounting aspects of the transaction. Such resources will be retained by management at the direction of the audit committee.

•	For future disposition of assets and/or discontinued operations, the Company will prepare an accounting memorandum for each disposal to address the guidance outlined in ASC 205-20 ‘Presentation of Financial Statements — Discontinued Operations’ as necessary, as well as further educate itself regarding matters of disposition/discontinued operations through related accounting literature, that will be reviewed by the Chief Financial Officer and presented to the audit committee.

These remediation initiatives are intended to enhance the Company’s timely disclosure by establishing a formal process and specific control activities regarding disposition of assets/discontinued operations. Management believes that these measures currently being implemented will remediate the identified deficiency. Other than as noted above, other changes may be implemented in the future to enhance and improve the Company’s ICFR measures to prevent this deficiency from recurring.

Comment No. 3. Please tell us why you removed the revisions made in the August 24, 2017 amendment in response to comment 4 of our letter dated July 25, 2017 regarding the reference to the 2013 COSO framework. We may have further comment upon reviewing your response.

Response No. 3. The Company had been errant in omitting the item, “(2013 framework)” in its September 20, 2017 10K-A filing, and intends to reinsert it into the final 10K-A, as follows, “Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (2013 framework)”.

Report of Independent Registered Public Accounting Firm, page F-2

Comment No. 4. Considering the revisions proposed by the comments herein, consider revising the auditor’s report, as appropriate.

Response No. 4.

Our independent registered public accounting firm has concluded that since the Company had compensatory controls in place that reduced the magnitude of the misstatement to both its annual and interim financial statements (as described under Response No. 2, above) before December 31, 2016, and continue to improve and enhance the Company’s ICFR measures to prevent this deficiency from recurring, the auditor’s report remains as submitted to the Commission on September 20, 2017.

Note 2. Summary of Significant Accounting Policies

2.8 Revenue Recognition, page F-12

Comment No. 5. We note that in Section 11.1 - Beef cattle rearing, you removed the revisions made in the August 24, 2017 amendment in response to comment 7 of our letter dated July 25, 2017, regarding your representations that the Company commits to repurchasing “under mutual understanding without written contract”, that “the amount involved was immaterial”, and that “the Company had no legal obligations”. We may have further comment upon reviewing your response.

Response No. 5. The Company intended to include some of the descriptive items included under “Beef Cattle Rearing” from the original 10K filed on March 16, 2017 that had not been included in its August 24, 2017 10-K/A, and in the process of doing so, had inadvertently reinserted a paragraph that appeared in the original 2016 10K filing: “The cattle grown by the Company are primarily Simmental, Charolais, and Angus. In general, local farmers buy 12 to 15-month-old cattle from the Company’s cattle agents, and the Company committed to repurchasing the cattle between 21 months to 24 months old,” which since has been amended, but the amended version had inadvertently deleted from what was included in its August 24th filing: “Generally, the Company commits to repurchasing the cattle between 21-month to 24-month old under mutual understanding without written contract and the amount involved was immaterial. The company accounted for the sale of cattle in accordance with ASC 605. Local farmers purchase 12 to 15-month cattle from the Company’s cattle agent at market price. The Company had no legal obligations to repurchase all 21-month to 24-month old cattle from local farmers at market price. However, the Company was likely to purchase those cattle at market price due to mutual understanding reached with the local farmers. There was no special accounting procedure for the above purchase.”

The Company will revise the final 10-K/A by omitting the errant paragraph included in both its March 16, 2016 10-K and September 20 10-K/A filings, and replace it with the correct language that was included in its August 24 10-K/A filing.

Note 6. Net Income from Discontinued Operations, page F-31

Comment No. 6. We note your response to prior comment three. Please tell us what guidance you relied upon in order to conclude that calculating the gain based on assets retained versus disposed of is appropriate and provide us with the calculation of how fair value was calculated for the retained portion. Additionally, we note from your disclosure that the transaction was valued at $341 million based on 99.9 million shares at a fair value of $3.41 per share. Please tell us why you did not use this value less the amount of the retained equity method investment of 23.89%, or $81 million, to arrive at a fair value of $260 million and adjust it for transaction expenses to assign to the fair value of assets sold to calculate the gain and tell us if the result would materially differ from the gain calculated under the methodology you utilized.

Response No. 6

The Company was the original investor of TRW and JFD and holding Fish Farm 1 as its investment. The net carrying amount of Fish Farm 1 on October 5, 2016 was $32 million. Non-controlling interest of the TRW group was $8 million. Non-controlling interest withdrew its investment before the introduction of new investors.

Since new investors were introduced into TRW, Fish Farm 1, which was retained in TRW and JFD, was revalued to fair value on October 5, 2016. At the same date, new investors injected their assets at fair value into TRW; their individual holdings valued, accordingly.

According to agreements, the Company injected fair value of assets into TRW amounting to $81 million. (Equivalent to $341 million *23.89%= $81million). The fair market value of all other assets, combined, which amounts to $260 million ($341 million - $81 million= $260 million), had not been predicated on the value of assets ($81 million) injected into TRW by the Company, but rather from the FMV of each asset comprising the $260 million, and/or in some instances a combination thereof, depending on whether a subset(s) of assets was/were treated as one value.

Disclosure note was amended as below:

(b) Net gain from deemed disposal of subsidiaries due to loss of control over TRW and JFD

Fair value of assets disposal of, TRW and JFD		$81,367,997
Less Amounts recognized prior to disposal
Net assets of Tri-Way Industries Limited group	$32,353,015.00
Less: Non-controlling interest at disposal	(8,088,254)	24,264,761
		57,103,236

Cumulative exchange loss in respect of net assets of subsidiaries reclassified from other comprehensive income		(156,231)

Net gain on sale of subsidiaries, TRW and JFD		$56,947,005

Comment No. 7. You indicate in your response to prior comment three that the transaction would be settled upon allotment of shares to new investors. Considering that you indicate in your response that the allotment of shares and the related legal documents were not completed until April 2017, it appears that the conditions for the sale were not met until this point. Please amend your financial statements and filing accordingly to record the gain in April 2017 as opposed to October 2016.

Response No. 7.

The Company entered several agreements with other TRW investors. The Company revalued its Fish Farm 1 at fair value and new investors injected their assets in aquafarms 1 to 5 into TRW at fair value on the same date – October 5, 2016 (date of completion). TRW allotted new shares to those investors, including the Company, according to the proportion of the fair value of individual investors’ injected assets to total fair value of total assets. Fair values of injected assets were valued based on the market conditions as at October 5, 2016. The Company’s deemed gain on disposal of its subsidiary had been derived/obtained from the amalgamated value of new TRW investors and not from TRW, the former subsidiary of the Company. Therefore, the Company should recognize such gain on October 5, 2016 (date of completion) since asset injection transactions were completed by contracting parties – all shareholders on October 5, 2016. Shares allotment and members’ registration were completed by TRW in April, but these procedures were irrelevant to revenue recognition of the above transactions among the Company and other TRW investors.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (202) 556-4466 or our counsel Marc Ross or Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Daniel Ritchey
Daniel Ritchey
Chief Financial Officer